September 1, 2010

Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, D.C. 20549

Re:       Manitex International, Inc.
Form 10-K for fiscal year ended December 31, 2009

            Filed on March 30, 2010
Form 10-Q for the quarterly period ended

                                    June 30, 2010

                                    File No. 001-32401

Dear Mr. James:

The following is our response to the Staff’s comment letter of August 20, 2010 containing the Staff’s comment regarding the Company’s 10-K for the year ended December 31, 2009, and the Company’s 10-Q for the quarter ended June 30, 2010.   For your convenience, the full text of the Staff’s comment is set forth below, and the Company’s response follows.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Note 18. Transactions between the Company and Related Parties, Page 24

1.        In your response to prior comment 2 you state that at the time of the assignment all the significant operations of GT had previously been sold during 2007and 2008 and the assignments were primarily made because GT had no value to the prior owners.  In Note 18, you disclosed that the company purchases and sells parts to GT Distribution, LLC (“GT”) including its subsidiaries.  BGI USA, Inc. (“BGI”) and, SL Industries, Ltd (“SL”).  You further disclosed that BGI is distributor of assembly parts used to manufacture various lifting equipment and SL manufactures fabricated and welded components used to manufacture various lifting equipment.  We also note that for the six months ended June 30, 2010 and 2009, you made purchases from GT of $984,000 and

      $1,209,000.  We further note from page from page 106 of your December 31, 2009 Form 10-K that purchases from GT were $2,216,000, $1,482,000 and $2,092,000 in 2007, 2008 and 2009.  Please reconcile these disclosures with your response that GT had no significant business operations and explain further the purpose of the assignment and why it was not considered compensation pursuant to FASB ASC 718-10-15-4.

Response

In our earlier response, we stated “at the time of the assignment, all significant operations of GT had previously been sold during 2007 and 2008.  Two small companies remained BGI USA, Inc. (“BGI”) and SL Industries, LTD (“SL”).”    We made the statement that all significant operations had previously been sold as we believe that GT 2009 revenues were less than 10% of 2007 revenues.

The assignment of Mr. Langevin’s 38.8% ownership interest in GT was made in conjunction with the assignment of the other four prior owners’ interest in GT to Mr. Litchev.  The other four prior owners had no, or insignificant economic interest, in Manitex International, Inc. at the time of the assignment and the assignment transaction was unrelated to the Company.

Although the assignment of the prior owners’ interest to Mr. Litchev was unrelated to the Company, we did disclose in our earlier filings that “in January 2009, Mr. Langevin assigned his ownership interest in GT to Bob Litchev, a Senior Vice President of Manitex International, Inc.”  The sole purpose of that disclosure was to make it clear that Mr. Langevin no longer had an ownership interest in GT.

Since the Company was not a party to the assignment transactions, we can only surmise as to the purpose of the assignment.  We believe that the prior equity holders of GT saw no way to monetize their investment in SL and none of the individuals wanted to invest the time or money to manage this small foreign domiciled company.  As such, all five owners of GT assigned their ownership interest in GT to Mr. Litchev without receiving any consideration.

Since there was no clear way to monetize their investment, the decision to divest their interest in GT through an assignment to Mr. Litchev appeared to be logical.   Mr. Litchev is a dual citizen of the United States and Bulgaria and possesses the knowledge, i.e., language, knowledge of business practices, etc. to oversee SL operations. Furthermore, Mr. Litchev had been the President of GT from April 2002 through the date of assignment.

Although Mr. Litchev was employee of Manitex International, Inc. from July 2006 through the present, the assignment (which was not an economic interest in Manitex) did not involve the Company, and it was in no way, nor was it ever intended, to compensate Mr. Litchev for services he provided to Manitex.

In summary, we believe that the assignments were primarily made because GT had no value to the prior owners.  Furthermore, if the assignments were to be construed as payment for services (compensation), it would have to be construed as compensation for services provided to GT, as Mr. Litchev had been the President of GT since April 2002 and was entirely responsible for running the GT operations.

Please see Appendix I for expanded disclosure related to the assignment that we will include in our future filings beginning with the 10-Q for the quarter ended September 30, 2010.

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Please do not hesitate to contact the undersigned at (708) 237-2078 if you have any questions or comments regarding the foregoing responses.

Very truly yours,

/s/ David H. Gransee

David H. Gransee

Vice President and Chief Financial Officer

cc: Kate Tillan, Assistant Chief Accountant

Appendix I

The expanded disclosure related to the assignment is in italics.

18. Transactions between the Company and Related Parties

In the course of conducting its business, the Company has entered into certain related party transactions.

The Company, through its Manitex and Manitex Liftking subsidiaries, purchases and sells parts to GT Distribution, LLC. (“GT”) including its subsidiaries, BGI USA, Inc. (“BGI”) and SL Industries, Ltd (“SL”). BGI is a distributor of assembly parts used to manufacture various lifting equipment. SL Industries, Ltd is a Bulgarian subsidiary of GT that manufactures fabricated and welded components used to manufacture various lifting equipment.

GT was owned in part (38.8%) by the Company’s Chairman and Chief Executive Officer until January 2009.   In January 2009, Mr. Langevin assigned his minority ownership interest in GT to Bob Litchev, a Senior Vice President of Manitex International, Inc.  Mr. Langevin’s assignment of his minority ownership interest was made in conjunction with the assignment of the other remaining prior owners’ interest in GT to Mr. Litchev.    At the date of assignment, the other prior owners had no ownership interest, or an insignificant ownership interest, in Manitiex International, Inc.   The assignments to Mr. Litchev, who served as President of GT from April 2002 through the date of assignment, were made for reasons unrelated to the Manitex International, Inc. and in no way were related to Mr. Litchev’s employment by the Manitex International, Inc.  As a result of the transfer of Mr. Langevin’s minority interest to Mr. Litchev in January 2009, Mr. Langevin no longer has an ownership interest in GT.

Although the Company does not independently verify the cost of such parts, it believes the terms of such purchases and sales were at least as favorable to the Company as terms that it could obtain from a third party.

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